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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           -------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                       HOST MARRIOTT SERVICES CORPORATION
                           (NAME OF SUBJECT COMPANY)

                                AUTOGRILL S.P.A.
                           AUTOGRILL ACQUISITION CO.
                                   (BIDDERS)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  440914 10 9
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

PAOLO PROTA GIURLEO                                 COPIES TO:
CHIEF EXECUTIVE OFFICER                             Michael S. Immordino, Esq.
AUTOGRILL S.P.A                                     Rogers & Wells LLP
VIA CALDERA 21                                      City Tower, 40 Basinghall Street
20153 MILAN, ITALY                                  London EC2V 5DE
39-02-48261                                         United Kingdom
(NAME, ADDRESS AND TELEPHONE NUMBER OF              44-171-628-0101
PERSON AUTHORIZED TO RECEIVE NOTICES AND
COMMUNICATIONS ON BEHALF OF BIDDER)

                            ------------------------

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
         Transaction Value*: $528,722,019                     Amount of Filing Fee: $105,745
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

    * For purposes of calculating the fee only. This amount assumes the purchase of 33,569,652 shares of common stock, no par value per share (the "Common Stock") together with the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), of Host Marriott Services Corporation at a price per share of $15.75 in cash. The number of Shares outstanding as of July 26, 1999 is 33,569,652. The amount of the filing fee, calculated in accordance with
       Section 14(g)(3) and Rule 0-11(d) under the Securities and Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the Bidders.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

                 Amount Previously paid:  N/A                      Filing Party:  N/A
                 Form or registration no.:N/A                      Date filed:    N/A

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

                                 SCHEDULE 14D-1

   CUSIP NO. 440914 10 9                                  PAGE 2 OF 8 PAGES

---------------------------------------------------------------------------

  1.       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
           Autogrill Acquisition Co.
---------------------------------------------------------------------------
  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                            (b) [ ]
---------------------------------------------------------------------------
  3.       SEC USE ONLY
---------------------------------------------------------------------------
  4.       SOURCES OF FUNDS AF
---------------------------------------------------------------------------
  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e) [ ]
---------------------------------------------------------------------------
  6.       CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
---------------------------------------------------------------------------
  7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0
---------------------------------------------------------------------------
  8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES [ ]
---------------------------------------------------------------------------
  9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) N/A
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON CO
---------------------------------------------------------------------------

                                 SCHEDULE 14D-1

   CUSIP NO. 440914 10 9                                  PAGE 3 OF 8 PAGES

---------------------------------------------------------------------------

  1.       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
           Autogrill S.P.A.
---------------------------------------------------------------------------
  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                            (b) [ ]
---------------------------------------------------------------------------
  3.       SEC USE ONLY
---------------------------------------------------------------------------
  4.       SOURCES OF FUNDS BK
---------------------------------------------------------------------------
  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e) [ ]
---------------------------------------------------------------------------
  6.       CITIZENSHIP OR PLACE OF ORGANIZATION Italy
---------------------------------------------------------------------------
  7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0
---------------------------------------------------------------------------
  8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES [ ]
---------------------------------------------------------------------------
  9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) N/A
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON HC
---------------------------------------------------------------------------

                                 SCHEDULE 14D-1

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Host Marriott Services Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 6600 Rockledge Drive, Bethesda, Maryland 20817.

     (b) This Statement relates to the offer by Autogrill Acquisition Co., a Delaware corporation (the "Purchaser"), to purchase all the outstanding shares of common stock, no par value per share (the "Common Stock"), including the associated Series A Junior Preferred Stock Purchase Rights (the "Rights"; the Common Stock and the Rights are collectively hereinafter referred to as the "Shares"), issued pursuant to the Rights Agreement dated as of December 22, 1995 by and between the Company and First Chicago Trust Company of New York, as Rights Agent (as the same may be amended, the "Rights Agreement"), of the Company at a purchase price of $15.75 per Share, net to the seller in cash, without interest (the "Tender Offer Price"), on the terms and subject to the conditions set forth in the Offer to Purchase, dated July 30, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively. As of July 26, 1999, there were 33,569,652 Shares outstanding.

     (c) The information set forth in the Offer to Purchase in Section 6 ("Price Range of Shares; Dividends") is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d), (g) This Statement is being filed by the Purchaser, which is wholly owned by Autogrill Overseas S.A., a Luxembourg company ("Autogrill Overseas"), that, with the exception of one subscription share is a wholly-owned subsidiary of Autogrill S.p.A. (the "Parent," and, together with the Purchaser, the "Bidders"). The information set forth in the Offer to Purchase in Section 9 ("Certain Information Concerning the Parent, Autogrill Overseas and the Purchaser) and in Schedule I to the Offer to Purchase is incorporated herein by reference.

     (e)-(f) During the last five years, none of the Bidders nor to the best of their knowledge, any of the persons listed in Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the Offer to Purchase in Section 9 ("Certain Information Concerning the Parent, Autogrill Overseas and the Purchaser") and in Section 11 ("Background of the Offer; Contacts with the Company") is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(c) The information set forth in the Offer to Purchase in Section 10 ("Source and Amount of Funds") is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the Offer to Purchase in Section 12 ("Purpose of the Offer and the Proposed Merger; Plans for the Company; the Merger Agreement") is incorporated herein by reference.

     (f)-(g) The information set forth in the Offer to Purchase in Section 7 ("Certain Effects of the Transaction") is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the Offer to Purchase under "Introduction", in Section 9 ("Certain Information Concerning the Parent, Autogrill Overseas and the Purchaser") and in Section 12 ("Purpose of the Offer and the Proposed Merger; Plans for the Company; the Merger Agreement") is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Offer to Purchase under "Introduction" and in Section 9 ("Certain Information Concerning the Parent, Autogrill Overseas and the Purchaser"), Section 11 ("Background of the Offer; Contacts with the Company") and in Section 12 ("Purpose of the Offer and the Proposed Merger; Plans for the Company; the Merger Agreement") is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Offer to Purchase under "Introduction" and in Section 16 ("Fees and Expenses") is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS

     The information set forth in the Offer to Purchase in Section 9 ("Certain Information Concerning the Parent, Autogrill Overseas and the Purchaser") is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth in the Offer to Purchase in Section 11 ("Background of the Offer; Contacts with the Company") and in Section 12 ("Purpose of the Offer and the Proposed Merger; Plans for the Company; the Merger Agreement") is incorporated herein by reference.

     (b)-(c) The information set forth in the Offer to Purchase in Section 15 ("Certain Legal Matters; Regulatory Approvals") is incorporated herein by reference.

     (d) The information set forth in the Offer to Purchase in Section 7 ("Certain Effects of the Transaction") is incorporated herein by reference.

     (e) Not applicable.

     (f) The information set forth in the Offer to Purchase, the Letter of Transmittal and the Plan and Agreement of Merger, dated as of July 26, 1999, copies of which are filed as Exhibits (a)(1), (a)(2) and (c)(1) hereto, respectively, is incorporated herein by reference in its entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
(a)(1)    Offer to Purchase, dated July 30, 1999.
(a)(2)    Letter of Transmittal.
(a)(3)    Notice of Guaranteed Delivery.
(a)(4)    Form of letter, dated July 30, 1999, to brokers, dealers,
          commercial banks, trust companies and other nominees.
(a)(5)    Form of letter to be used by brokers, dealers, commercial
          banks, trust companies and nominees to their clients.
(a)(6)    Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9.
(a)(7)    Form of Summary Advertisement, dated July 30, 1999.
(a)(8)    Press Release, dated July 26, 1999.
(b)(1)    Medium Term Multi-Currency Agreement dated July 29, 1999,
          between Cariplo-Cassa di Risparmio delle Provincie Lombarde
          S.p.A. (Branch 65 of Milan) and Autogrill S.p.A. for an
          aggregate amount of Italian Lit. 800 billion.
(b)(2)    Medium Term Multi-Currency Agreement dated July 29, 1999,
          between Cariplo-Cassa di Risparmio delle Provincie Lombarde
          S.p.A. (Branch 65 of Milan) and Autogrill S.p.A. for an
          aggregate amount of Italian Lit. 400 billion.
(c)(1)    Agreement and Plan of Merger, dated as of July 26, 1999, by and among the Company, the Parent and the Purchaser.
   (d)    Not Applicable.
   (e)    Not Applicable.
   (f)    Not Applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          AUTOGRILL S.P.A.

                                          By: /s/ PAOLO PROTA GIURLEO

                                            ------------------------------------
                                            Name: Paolo Prota Giurleo
                                            Title: Chief Executive Officer

                                          AUTOGRILL ACQUISITION CO.

                                          By: /s/ PAOLO PROTA GIURLEO

                                            ------------------------------------
                                            Name: Paolo Prota Giurleo
                                            Title: President

Dated: July 30, 1999

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael S. Immordino, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, to sign in any and all capacities any and all amendments to this Statement on
Schedule 14D-1 and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting to such attorney-in-fact and agent full power and authority to do all such other acts and execute all such other documents as he may deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person, hereby ratifying and confirming all that such attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

                                          AUTOGRILL S.P.A.

                                          By: /s/ PAOLO PROTA GIURLEO

                                            ------------------------------------
                                            Name: Paolo Prota Giurleo
                                            Title: Chief Executive Officer

                                          AUTOGRILL ACQUISITION CO.

                                          By: /s/ PAOLO PROTA GIURLEO

                                            ------------------------------------
                                            Name: Paolo Prota Giurleo
                                            Title: President

                                 EXHIBIT INDEX

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
(a)(1)    Offer to Purchase, dated July 30, 1999.
(a)(2)    Letter of Transmittal.
(a)(3)    Notice of Guaranteed Delivery.
(a)(4)    Form of letter, dated July 30, 1999, to brokers, dealers,
          commercial banks, trust companies and other nominees.
(a)(5)    Form of letter to be used by brokers, dealers, commercial
          banks, trust companies and nominees to their clients.
(a)(6)    Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9.
(a)(7)    Form of Summary Advertisement, dated July 30, 1999.
(a)(8)    Press Release, dated July 26, 1999.
(b)(1)    Medium Term Multi-Currency Agreement dated July 29, 1999,
          between Cariplo-Cassa di Risparmio delle Provincie Lombarde
          S.p.A. (Branch 65 of Milan) and Autogrill S.p.A. for an
          aggregate amount of Italian Lit. 800 billion
(b)(2)    Medium Term Multi-Currency Agreement dated July 29, 1999,
          between Cariplo-Cassa di Risparmio delle Provincie Lombarde
          S.p.A. (Branch 65 of Milan) and Autogrill S.p.A. for an
          aggregate amount of Italian Lit. 400 billion.
(c)(1)    Agreement and Plan of Merger, dated as of July 26, 1999, by and among the Company, the Parent and the Purchaser.